EXHIBIT 12

TRANSAMERICA FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

	Three months ended March 31,
	2001	2000
Fixed charges:
Interest and debt expense	$137.6	$143.7
One-third of rental expense	6.3	6.7

	$143.9	$150.4

Earnings:
Net income before income taxes and
cumulative effect of accounting
change	32.6	53.8
Fixed charges	143.9	150.4

	$176.5	$204.2

Ratio of earnings to fixed charges	1.23	1.36

        The ratios were computed by dividing net income before income taxes and cumulative effect of accounting change and before fixed charges, by fixed charges. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.

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